AD 3/28

[redacted]

BPD 3/11 *

SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
121

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE
Washington, D.C. 20

12012459

3 APPROVAL
iber: 3235-0123
April 30, 2013
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53460

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pursuit Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

35 Mason Street 2nd Floor
(No. and Street)

Greenwich	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017-2703
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OLP 3/21

OATH OR AFFIRMATION

I, Anthony P. Schepis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pursuit Partners LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Notary Public

Mary L. Contadino
Notary Public, State of CT
My Commission Expires Feb. 28, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

PURSUIT PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

PURSUIT PARTNERS, LLC

DECEMBER 31, 2011

TABLE OF CONTENTS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Members
Pursuit Partners, LLC

We have audited the accompanying statement of financial condition of Pursuit Partners, LLC (the "Company"), as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pursuit Partners, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 24, 2012

PURSUIT PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS	
Cash and cash equivalents	$ 341,575
Clearing deposit	250,059
Interest and dividends receivable	6,043
Securities owned, at fair value ($2,185,709 held as collateral)	2,246,709
Property and equipment, net	20,041
Other assets	86,102
Total assets	$ 2,950,529
LIABILITIES AND MEMBERS' EQUITY	
Accounts payable and accrued expenses	$ 138,575
Payable to broker	1,114,381
Deferred rent	14,266
Total liabilities	1,267,222
Members' equity	1,683,307
Total liabilities and members' equity	$ 2,950,529

See notes to statement of financial condition.

1. Organization and Summary of Significant Accounting Policies

Organization

Pursuit Partners, LLC (the "Company") is a securities broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company purchases and sells securities in fixed income markets, municipal markets and National Securities Exchanges. The Company does not carry security accounts for customers or perform custodial functions; these services are performed by another broker dealer on a fully disclosed basis. The Company holds securities for its own account.

Basis of Financial Information

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America. This requires the Company to make estimates and assumptions regarding the reported amounts of the fair value of the securities, assets and liabilities, and the disclosure of contingent liabilities at the date of the statement of financial condition, and reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid money market funds with maturities of three months or less, when purchased. The Company maintains its cash balances in various financial institutions, including the Company's custodian. The balances held in commercial banking institutions are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. At December 31, 2011, the Company had cash of $126,444 in excess of the insured amount.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Revenue earned on firm securities investment accounts includes realized and unrealized net gains and losses resulting from the Company's investments in securities for the Company's account. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis using the specific identification method or the "first-in, first out" method for equity securities.

1. Organization and Summary of Significant Accounting Policies (Continued)

Revenue Recognition (continued)

Interest and dividends are recorded on the accrual basis.

Valuation of Securities

The Company records its securities at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy that consists of three levels is used to prioritize inputs to fair value valuation techniques:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

1. Organization and Summary of Significant Accounting Policies (Continued)

Valuation of Securities (continued)

The Company's investments are classified as Level 1, Level 2, and Level 3 within the fair value hierarchy. (see Note 3 for further discussion.)

The Company's investments classified within Level 1 of the fair value hierarchy are traded frequently on National Securities Exchanges. These exchange-traded equity securities are valued at closing quoted market prices.

The Company's investments classified within Level 2 of the fair value hierarchy are municipal securities. The fair value of municipal securities is determined using recently executed transactions, and other observable market data.

The Company's investments within Level 3 of the fair value hierarchy are securities that trade infrequently (or not at all) and therefore have little or no readily available pricing. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available.

The Company may value its investments based upon price data obtained from observed transactions or independent external parties. When this information is not available, cash flow modeling and other industry standard models are used that consider the type of investment or underlying investment, marketability (or absence thereof), and financial condition and operating results of the issuer. In applying modeling, the Company uses its best estimate of the key economic assumptions including forecasted credit losses, prepayment rates, loss severity, forward yield curves and discount rates commensurate with the risks involved for each asset category. The factors reviewed in considering this type of investment include: historical performance, payment priority, credit enhancement levels, type of collateral, prepayment rates, delinquency rates and loss severity. These results are compared to benchmarks of similar securities. The estimated fair value of financial instruments determined by the Company is based upon available information and is not necessarily indicative of an amount that the Company could realize in a current transaction. Furthermore, the ultimate realization of such amounts depends on future events and circumstances, and therefore, valuation estimates may differ from the value realized upon disposition of individual positions.

1. Organization and Summary of Significant Accounting Policies (Continued)

Financial Instruments with Off-Balance Sheet Risk and Other Risks

Investment activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads, interest rates and the extent and timing of investor participation in the markets for both equity and interest-rate-sensitive securities. Unexpected volatility or illiquidity in the markets in which the Company directly or indirectly holds positions could impair the Company's ability to carry out its business and could cause the Company to incur losses.

Depending on market conditions, reliable pricing information will not always be available from any source. Prices quoted by different sources are subject to material variation. Credit-sensitive investments are exposed to credit risk arising from possible defaults of the underlying assets and recovery rates on those liquidated assets. The default rates of assets backing these securities are dependent on a number of factors including the quality and characteristics of the assets, national and regional economic growth, real estate values, and the level of interest rates. Recovery values on mortgage related securities following a default will be dependent largely on regional and national real estate values among other factors. Real estate values may also depend on other economic variables as well.

Income Taxes

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could significantly affect the amounts reported.

The Company is treated as a partnership for income tax purposes. The Company is not taxed on its income; instead, the individual members are responsible for their proportionate share of the Company's taxable income.

The tax years 2008 through 2011 remain open to examination by the major tax jurisdictions to which the Company is subject.

2. Related Party Transactions

The members of the Company are the principals of Pursuit Investment Management, LLC, an investment advisor (the "Investment Manager"). The Investment Manager utilizes the research, financial models and other resources of the Company in selecting, purchasing and selling securities. The Company charges commissions for purchasing and selling securities. Accordingly, the members of the Company may benefit financially from these trades.

During the year ended December 31, 2011, the Company recognized commission income of $12,955 from trades executed on behalf of accounts managed by the Investment Manager.

In April 2010, the Company, as well as its affiliate, the Investment Manager, received subpoenas from the SEC in connection with an investigation. The Investment Manager and the Company are cooperating with this investigation. The investigation is ongoing and the Company is unable to determine when the investigation will be concluded or what the ultimate outcome will be.

3. Fair Value of Securities

The following are all securities owned by the Company at December 31, 2011 by level within the fair value hierarchy.

	Level 1	Level 2
Equity securities		
Airline	$ 318,140	
Exchange-Traded Funds	548,557	
Financial Services	247,220	
Pharmaceutical	108,200	
Technology	155,760	
Telephone	198,000	
Utility	162,400	
Municipal securities		$ 508,432
Total	$ 1,738,277	$ 508,432

3. Fair Value of Securities (Continued)

The following summarizes changes in fair value of the Company's Level 3 assets for the year ended December 31, 2011. There were no transfers between Level 1, Level 2, or Level 3 assets during the year ended December 31, 2011. The information reflects gains and losses for the full year for assets categorized as Level 3 as of December 31, 2011.

	Asset-Backed Securities	Secured Corporate Debt	Total
Balance January 1, 2011	$ 144,493	$ 319,619	$ 464,112
Realized gains (losses)	119,753	61,459	181,212
Unrealized gains/(losses)	28,510	(79,905)	(51,395)
Purchases	62,808	194,840	257,648
Sales	(355,564)	(496,013)	(851,577)
Balance December 31, 2011	$ -	$ -	$ -
Total gains included in earnings attributable to the change in unrealized gains or losses relating to securities held at 12/31/2011	$ 61,913	$ -	$ 61,913

4. Property and Equipment

Property and equipment are stated at acquisition cost and depreciated using the straight-line method over the estimated useful lives of the assets, as shown below.

Asset	Useful Life	December 31, 2011
Computer Equipment	3 years	$ 185,183
Furniture	3 years	124,132
Other office equipment	3 years	84,684
Leasehold improvements	Term of lease	26,355
Less: Accumulated depreciation and amortization		(400,313)
		$ 20,041

Fully depreciated assets are carried on the books until the date of disposal. Costs for normal repairs and maintenance are expensed to operations as incurred, while major refurbishments are capitalized. (see Note 5 for further discussion).

5. Commitments and Contingencies

Lease Commitment

On January 19, 2011, the Company signed a sublease for office space with the lease term expiring on October 31, 2013. It is a non-cancelable operating lease that provides that the Company pay its pro rata share of the operating expenses and/or electrical expenses. A security deposit of $10,700 was paid to the Lessor. The sublease provides for free-rent periods which will be amortized on a straight-line basis over the lease term. The difference between the straight-lined rent expense and the actual rental payments is recorded as a deferred liability of $14,266 at December 31, 2011. The Company currently leases on a month to month basis storage space.

In March 2011, the Company terminated its previous lease (prior to the lease expiration) as the landlord under that lease exercised its right to relocate the Company within the building. However, as a mutually suitable replacement space could not be identified, the parties elected to terminate the lease. Amortization of the remaining leasehold improvements of $29,502 and deferred rent liability of $2,652 associated with this lease were accelerated.

The future annual rental commitment for the facility is as follows:

Year	Rental Commitment
2012	$64,200
2013	$53,500

5. Commitments and Contingencies (Continued)

Clearing Deposit

The Company's clearing agreement was amended in 2011 and currently requires the Company to maintain a minimum of $250,000 in cash and or direct obligations issued by or guaranteed as to principal and interest by the U.S. government in a proprietary account at the clearing organization. It also requires the Company to maintain at all times a minimum net capital of $750,000 as computed in accordance with Rule 15c3-1 of the Exchange Act. The balance on deposit at December 31, 2011 was $250,059.

Payable to Broker

During the year ended December 31, 2011, the Company entered into a margin lending agreement with its clearing broker. Margin loans are on a demand basis. The terms on a margin loan are governed by federal regulation. The Company may be required to deposit additional collateral, or reduce positions, when necessary to ensure compliance with margin maintenance requirements. At December 31, 2011, the Company has a margin balance of $1,114,381 with $2,185,709 being the fair market value of securities held as collateral. The Company is charged a monthly interest expense for borrowings based upon the monthly borrowings balance. The interest expense if not paid is added to the margin balance.

Credit Risk

Credit risk arises from the potential that the counterparty to a transaction or an issuer of securities fails to perform under its contractual obligation, which could result in the Company incurring a loss. In accordance with the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In addition, credit risk arises from investment activities in debt securities, including debt securities of financially stressed and distressed issuers. The Company's credit risk at any point in time is limited to amounts recorded as securities owned in the statement of financial condition.

5. Commitments and Contingencies (Continued)

Counterparty Risk

Many of the markets in which the Company effects its transactions are "over-the-counter" or "inter-dealer" markets. The participants in such markets are typically not subject to credit evaluation and regulatory oversight as are members of "exchange based" markets. This exposes the Company to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract or because of a credit or liquidity problem, thus causing the Company to suffer a loss. In addition, in the case of a default, the Company could become subject to adverse market movements while replacement transactions are executed. Such counterparty risk is accentuated for contracts with longer maturities where events may intervene to prevent settlement, or where the Company has concentrated its transactions with a single or small group of counterparties. The Company is not restricted from dealing with any particular counterparty or from concentrating any or all of its transactions with one counterparty.

Market Risk

Market risk is the potential loss the Company may incur as a result of changes in the fair value of a particular financial instrument or in general market conditions. Financial markets are increasingly volatile and, therefore, investment expectation may fail to be realized. Accordingly, investments owned carry a high degree of risk and probability of default. Continued stress and dislocation may have a negative impact on short-term liquidity and market pricing of these assets thereby having the potential to adversely impact the short-term and long-term liquidity and returns of the Company.

Liquidity Risk

Liquidity risk is financial risk due to uncertain liquidity, the potential that investments cannot be readily convertible into cash when required. An entity might lose liquidity if its credit rating falls, it experiences sudden unexpected cash outflows, or some other event causes counterparties to avoid trading with or lending to the entity. An entity is also exposed to liquidity risk if the markets on which it depends are subject to loss of liquidity.

Currency Risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of the financial instruments.

6. Members' Equity

As of December 31, 2011, the founding members of the Company are fully vested in all the membership interests issued and outstanding. The membership interests have voting rights proportional to their membership and ownership interests.

7. Net Capital Requirements

The Company is a member of FINRA and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that the equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company's net capital was $1,272,410, which was $1,172,410 in excess of its minimum requirement of $100,000. (see Note 5 for further discussion).

8. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3, as no customer accounts are held, and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."